VIA EDGAR

March 1, 2016

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

RE:	Eagle Materials Inc.
Form	10-K for Fiscal Year Ended March 31, 2015
Filed	May 22, 2015
File	No. 1-12984

Dear Mr. O’Brien:

This letter will serve as our response to your letter dated February 22, 2016 in connection with your review of the Eagle Materials Inc. Form 10-K for the fiscal year ended March 31, 2015.

Form 10-K Filed May 22, 2015

1.	We note your disclosure on page 6 that you transport cement principally by rail and your disclosure on page 23 that reductions in the availability of rail transportation could materially adversely affect your operating profits. We note that in your first quarter earnings call for fiscal year 2015 you discussed the impact rail congestion had on your Cement and Gypsum Wallboard segments, and in your second quarter earnings call for fiscal year 2015 you noted that rail congestion continued to impact your Cement segment. In future filings, please provide a comprehensive discussion and analysis of any known trends or uncertainties that you reasonably expect will have a materially favorable or unfavorable impact on your operating results and financial condition as well as any specific material risk factors disclosure. See Item 303(a)(3)(ii) of Regulation S-K.

Company Response

We confirm that, in future filings, when there are known trends or uncertainties that we reasonably expect will have a materially favorable or unfavorable impact on our operating results and financial condition, we will provide a discussion and analysis of such trends in accordance with Item 303(a) of Regulation S-K, as well as any specific material risk factors. With specific reference to rail congestion, we will analyze the

Mr. Terence O’Brien

Securities and Exchange Commission

March 1, 2016

effect of any such congestion on the results of operations and financial condition of our Cement and Gypsum Wallboard segments and provide appropriate disclosure in our future filings consistent with the above undertaking.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in their review of our filing or in response to the SEC’s comments on our filing.

Very truly yours,

/s/ D. Craig Kesler
D. Craig Kesler

cc:	Steven R. Rowley

James Graass

William Devlin